UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 19)

The Estée Lauder Companies Inc.
(Name of Issuer)

Class A Common Stock, par value $.01 per share
(Title of Class of Securities)

518439 10 4
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☐           Rule 13d-1(c)
☒           Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 518439 10 4	SCHEDULE 13G	Page 2 of 9 pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
Ronald S. Lauder
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	10,259,759 (see Item 4)
	6	SHARED VOTING POWER	66,971 (see Item 4)
	7	SOLE DISPOSITIVE POWER	259,759 (see Item 4)
	8	SHARED DISPOSITIVE POWER	10,066,971 (see Item 4)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		10,326,730 (see Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)		N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		4.3% (see Item 4)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)		IN

Item 1(a).       Name of Issuer:

The Estée Lauder Companies Inc. (the “Issuer”)

Item 1(b).       Address of Issuer's Principal Executive Offices

767 Fifth Avenue
New York, NY 10153

Item 2 (a)       Name of Person Filing:

Ronald S. Lauder (the “Reporting Person”)

Item 2 (b)        Address of Principal Business Office or, if none, Residence:

767 Fifth Avenue
New York, NY 10153

Item 2 (c)        Citizenship:

United States of America

Item 2 (d)        Title of Class of Securities:

Class A Common Stock, par value $0.01 per share

Item 2 (e)        CUSIP Number:

518439 10 4

Item 3.            Not applicable

Item 4.            Ownership

(a)
As of December 31, 2014, the Reporting Person beneficially owned 10,326,730 shares of Class A Common Stock as follows: (i) 10,247,031 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the “Class B Common Stock”) held directly by the Reporting Person; (ii) 6,364 shares of Class A Common Stock and 6,364 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966 Trust; and (iii) 66,971 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation. The Reporting Person disclaims beneficial ownership of: (i) 66,971 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation; and (ii) 6,364 shares of Class A Common Stock and the 6,364 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966 Trust.

As of December 31, 2014, 8,000,000 shares of Class B Common Stock are pledged by the Reporting Person to secure loans under loan facilities with certain banks (“Loan Facilities”) as to which he has sole voting power and shares

Page 3 of 9 Pages

dispositive power with certain pledgees (“Pledgees”) under the Loan Facilities, and 2,000,000 shares of Class B Common Stock held directly by the Reporting Person are pledged to a bank not affiliated with the Reporting Person or the Issuer (the “Counterparty”) to secure the Reporting Person’s obligations under a prepaid variable-delivery forward sale contract (the "Forward Sale Contract"), including the obligation to deliver to the Counterparty up to 2,000,000 shares of Class A Common Stock (or, at the Reporting Person's election, an equivalent amount of cash based on the market price of Class A Common Stock at the time) following the maturity date of the contract (August 19, 2016) subject to acceleration.

(b)
The responses of the Reporting Person to Row (11) of the cover pages of this Schedule 13G are incorporated herein by reference. Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer’s Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 10,326,730 shares of Class A Common Stock, which would constitute 4.3% of the number of shares of Class A Common Stock outstanding.

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 73,335 shares of Class A Common Stock and the 10,253,395 shares of Class B Common Stock for which the Reporting Person has voting power constitute 6.0% of the aggregate voting power of the Issuer.

(c)	(i)
The Reporting Person has sole voting power with respect to 10,259,759 shares of Class A Common Stock as follows: (i) 10,247,031 shares of Class B Common Stock held directly by the Reporting Person; and (ii) 6,364 shares of Class A Common Stock and 6,364 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966 Trust.

	(ii)	The Reporting Person shares voting power with respect to 66,971 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation.

(iii)
The Reporting Person has sole dispositive power with respect to 259,759 shares of Class A Common Stock as follows: (i) 247,031 shares of Class B Common Stock held directly by the Reporting Person; and (ii) 6,364 shares of Class A Common Stock and 6,364 shares of Class B Common Stock held indirectly as the sole trustee of The Descendants of Ronald S. Lauder 1966 Trust.

(iv)
The Reporting Person shares dispositive power with respect to 10,066,971 shares of Class A Common Stock as follows: (i) the Reporting Person shares dispositive power with the Pledgees with respect to the 8,000,000

Page 4 of 9 Pages

shares of Class B Common Stock pledged to secure the Reporting Person’s obligations under the Loan Facilities; (ii) the Reporting Person shares dispositive power with the Counterparty with respect to the 2,000,000 shares of Class B Common Stock pledged to secure the Reporting Person’s obligations under the Forward Sale Contract; and (iii) the Reporting Person shares dispositive power with respect to the 66,971 shares of Class A Common Stock held indirectly as Chairman of the Board of Directors of The Ronald S. Lauder Foundation.

Item 5.            Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.            Ownership of More than Five Percent on Behalf of Another Person

The Pledgees have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 8,000,000 shares of Class B Common Stock pledged to secure the Reporting Person’s obligations under the Loan Facilities. The Counterparty has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,000,000 shares of Class B Common Stock pledged to secure the Reporting Person’s obligations under the Forward Sale Contract. Aerin Lauder and Jane Lauder, as beneficiaries of The Descendants of Ronald S. Lauder 1966 Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 6,364 shares of Class A Common Stock and the 6,364 shares of Class B Common Stock owned by The Descendants of Ronald S. Lauder 1966 Trust. The Ronald S. Lauder Foundation, of which the Reporting Person is Chairman of the Board of Directors, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 66,971 shares of Class A Common Stock owned by The Ronald S. Lauder Foundation.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.            Identification and Classification of Members of the Group

The Reporting Person is a party to a Stockholders’ Agreement (the “Stockholders’ Agreement”), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders’ Agreement have agreed to vote in favor of the election of Leonard A. Lauder (or one of his sons) and Ronald S. Lauder (or one of his daughters) and one designee of each as directors of the Issuer. The Stockholders’ Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders’ Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

Page 5 of 9 Pages

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.          Certifications

Not Applicable.

Page 6 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: February 6, 2015

By:	/s/Ronald S. Lauder
Name:	Ronald S. Lauder

Page 7 of 9 Pages

EXHIBIT INDEX

Exhibit No.
A	List of Parties to the Stockholders’ Agreement (as of December 31, 2014)

Page 8 of 9 Pages